Curriculum vitae

Date Prepared: September, 28, 2021

Name: Ronald Mancini, MD, FACS

Education

Year	Degree (Honors)	Field of Study (Thesis advisor for PhDs)	Institution
1995	BA *(summa cum laude)*	Psychology	Providence College
2002	MD	Medicine	Tufts University School of Medicine

Postdoctoral Training

Year(s)	Titles	Specialty/Discipline (Lab PI for postdoc research)	Institution
2002-2003	Intern	Internal Medicine	Roger Williams Medical Center/Boston University School of Medicine
2003-2006	Resident	Ophthalmology	Eye Institute/Medical College of Wisconsin
2006-2008	Fellow	Orbital and Ophthalmic Plastic and Reconstructive Surgery (American Society of Ophthalmic Plastic and Reconstructive Surgery)	Jules Stein Eye Institute, David Geffen School of Medicine, University of California, Los Angeles
2008-2009	Fellow	Cosmetic Facial Plastic Surgery	Private Practice, Santa Monica, CA

Faculty Academic Appointments

Year(s)	Academic Title	Department	Academic Institution
2008-2010	Assistant Clinical Professor/Associate Physician Diplomate	Ophthalmology	Jules Stein Eye Institute/UCLA
2010-2016	Assistant Professor	Ophthalmology	UT Southwestern Medical Center
2016-present	Associate Professor	Ophthalmology	UT Southwestern Medical Center

Current Licensure and Certification

Licensure: Texas

Board and Other Certification:

06/2008-present Board Certified, American Board of Ophthalmology

Honors and Awards

Year	Name of Honor/Award	Awarding Organization
1995	*summa cum laude* graduation honors	Providence College
1995	Research Internship	Massachusetts General Hospital/Harvard Medical School
2003	Travel Grant Award	National Eye Institute
2005	Copeland Memorial Resident Research Award	Medical College of Wisconsin
2005	Chief Resident (Faculty Selected)	Medical College of Wisconsin
2006	Copeland Memorial Resident Research Award	Medical College of Wisconsin
2007	Excellence in Research Award	Jules Stein Eye Institute/UCLA
2008	Cosmetic Surgery Foundation Academic Research Grant	Cosmetic Surgery Foundation
2008	Webster Paper Award	American Academy of Cosmetic Surgery
2008	Research Grant Award	Cosmetic Surgery Foundation
2012-2014	Texas Super Doctors/Rising Stars	Super Doctors
2014	Achievement Award	American Academy of Ophthalmology
2015-present	Texas Super Doctors	Super Doctors
2016	Appointed ASOPRS Fellowship Program Director	American Society of Ophthalmic Plastic and Reconstructive Surgery
2018-present	America's Top Doctors	Castle-Connolly
2021	Best Doctors	D Magazine

Appointments at Hospitals/Affiliated Institutions

Past			
Year(s)	Position Title	Department/Division	Institution
2006-2008	Clinical Instructor	Ophthalmology	Jules Stein Eye Institute/UCLA
2006-2010	Consulting Staff	Ophthalmology	Harbor-UCLA Hospital
2007-2010	Attending Surgeon	Ophthalmology	Greater Los Angeles VA Medical Center
2008-2010	Assistant Clinical Professor	Ophthalmology	Jules Stein Eye Institute/UCLA
2008-2010	Division Chief	Oculoplastic Surgery Division	Greater Los Angeles VA Medical Center
2008-2010	Consulting Staff	Ophthalmology	Martin Luther King Ambulatory Care Center, Los Angeles, CA
2008-2010	Consulting Staff	Ophthalmology	Sansum Clinic, Santa Barbara, CA
Current			
Year(s)	Position Title	Department/Division	Institution
2010-2016	Assistant Professor	Ophthalmology	UT Southwestern Medical Center
2016-present	Associate Professor	Ophthalmology	UT Southwestern Medical Center
2010-present	Consulting Staff	Ophthalmology	Children's Medical Center Dallas
2010-present	Consulting Staff	Ophthalmology	Parkland Memorial Hospital
2010-present	Consulting Staff	Ophthalmology	JPS Hospital

Other Professional Positions

Year(s)	Position Title	Institution
1995-1998	Research Technician	Tanzi Lab/ Massachusetts General Hospital/Harvard Medical School

Major Administrative/Leadership Positions

Year(s)	Position Title	Institution
2004-2006	Resident Representative	Board of the Wisconsin Academy of Ophthalmology
2013-2014	Board of Directors	Cosmetic Surgery Foundation
2015-2017	Executive Board Member	Dallas Academy of Ophthalmology
2016-present	ASOPRS Fellowship Program Director	American Society of Ophthalmic Plastic and Reconstructive Surgery

Committee Service

Year(s)	Name of Committee	Institution/Organization
UTSW		
2011-2016	Residency Selection Committee, Ophthalmology	UT Southwestern Medical Center
2010-Present	Resident Review Committee	UT Southwestern Medical Center
2010-Present	Grand Rounds Moderator	UT Southwestern Medical Center
State/Regional		
2015-2017	Executive Board Member/ UT Southwestern Representative	Dallas Academy of Ophthalmology
National/International		
2013-2014	Board of Directors	Cosmetic Surgery Foundation
2016-present	Fellowship Program Director Committee	American Society of Ophthalmic Plastic and Reconstructive Surgery (ASOPRS)

Professional Societies

Dates	Society Name, member
2010-present	Texas Medical Association
2010-present	Texas Academy of Ophthalmology
2010-present	Dallas County Medical Society
2010-present	Dallas Academy of Ophthalmology
	Committees
2011-present	American Society of Ophthalmic Plastic and Reconstructive Surgery Technology Committee, Board Member
	Fellowships
2008-present	Fellow, American Academy of Ophthalmology
2009-present	Fellow, American Society of Ophthalmic Plastic and Reconstructive Surgery

2009-present	Fellow, American Academy of Cosmetic Surgery
2010-present	Fellow, American College of Surgeons

Editorial Activities

Year(s)	Journal Name
Editorial Board	
2013-Present	Prime: International Journal of Aesthetic and Anti-Ageing Medicine
Ad Hoc Reviewer	
2007-Present	Ophthalmic Plastic and Reconstructive Surgery
2007-Present	Archives of Ophthalmology
2007-Present	Archives of Facial Plastic Surgery
2014-Present	JAMA Facial Plastic Surgery
2019-Present	Orbit

Invited Lectures

Year(s)	Title	Location
International		
2008	The Lower Eyelid/Midface Contour Continuum: Anatomic Considerations, Management Options, and the Role of the Midface Lift.	25th Annual Saudi Ophthalmology Society and King Khaleid Eye Hospital International Meeting, Riyadh, Saudi Arabia
2009	Trapdoor Orbital Fracture Repair using Seprafilm.	Asia Pacific Academy of Ophthalmology/American Academy of Ophthalmology (APAO/AAO) Joint Congress Meeting Lecture. Bali, Indonesia
2014	Nonsurgical considerations for addressing periocular aesthetics: a conceptual dimensional approach.	Australian Academy of Facial Plastic Surgery, Masters Symposium. Sydney, Australia.
2014	Minimally Invasive Options for Short and Long Term Management of Blepharoplasty Complications.	Australian Academy of Facial Plastic Surgery, Masters Symposium. Sydney, Australia.
2015	Dacryocystorhinostomy for the Treatment of Nasolacrimal Duct Obstruction : Which Technique to Choose in 2015?	7th French American Ophthalmology Symposium. Monte Carlo, Monaco.
2015	Keynote: A novel technique for ptosis repair – Conjunctiva sparing mullerectomy	Taiwanese Academy of Aesthetic Medicine and Surgery Annual Meeting, Taipei, Taiwan.

2015	Keynote: Minimally invasive options for short term and long term management of blepharoplasty complications	Taiwanese Academy of Aesthetic Medicine and Surgery Annual Meeting, Taipei, Taiwan.
2016	Aesthetic Use of Periocular Fillers	World Ophthalmology Congress, Guadalajara, Mexico
2016 (August)	Minimally Invasive Options for the Management of Blepharoplasty Complications.	JSOPRS, Osaka, Japan
2016 (October)	Keynote: Brow Lifting in Asian Patients	Taiwanese Academy of Aesthetic Medicine and Surgery Annual Meeting, Taipei, Taiwan.
2018	Cosmetic Brow Lifting	Fudan/Harvard University, Shanghai, China
2018	Endoscopic DCR	Fudan/Harvard University, Shanghai, China
National		
2003	Gene expression of CDK-inhibitors during lens differentiation and the radiation response of cultured human lens cells.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2003	Lens epithelial-derived growth factor (LEDGF) is differentially expressed and localized in mammalian neuroepithelial stem cells, neurons and astrocytes.	Society for Neuroscience Meeting, New Orleans, LA
2006	Controversies in Graves Disease: orbit and endocrinologic issues facing the ophthalmologist.	American Academy of Ophthalmology Annual Meeting, Las Vegas, NV
2006	Advanced techniques in orbital decompression and expansion.	American Academy of Ophthalmology Annual Meeting, Las Vegas, NV
2006	The revision midface lift for post-blepharoplasty lower eyelid retraction: combined transconjunctival and sublabial subperiosteal release.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Las Vegas, NV
2007	The Aesthetic Facial Examination: A Systematic Approach to Maximize the Results of Blepharoplasty, Fillers, and Botulinum Toxin.	American Academy of Ophthalmology Annual Meeting, New Orleans, LA
2007	Advanced techniques in orbital decompression and expansion.	American Academy of Ophthalmology Annual Meeting, New Orleans, LA
2007	Local anesthesia small incision surgery for intraconal orbital tumors.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2007	Periocular and facial autologous fat injections utilizing a disposable 20 gauge harvesting and transfer system.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA

2007	The buccal fat pad: a vascular pedicle for oculo-facial reconstruction.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2007	Pediatric Applications of Hyaluronic Acid Gel Fillers.	Annual Alumni Meeting "Advances in Oculoplastic Surgery". Medical College of Wisconsin. Milwaukee, WI
2007	Functional Applications of Hyaluronic Acid Gel Fillers.	Cleveland Clinic, Cleveland, OH
2007	Functional Applications of Hyaluronic Acid Gel Fillers.	Medical College of Georgia. Augusta, GA
2008	The revision midface lift for post-blepharoplasty lower eyelid retraction: combined transconjunctival, sublabial, and temporal approach subperiosteal release.	Webster Paper Award Lecture, American Academy of Cosmetic Surgery Annual Meeting, Orland, FL
2008	The Aesthetic Facial Examination: A Systematic Approach to Maximize the Results of Blepharoplasty, Fillers, and Botulinum Toxin.	American Academy of Ophthalmology Annual Meeting, Atlanta, GA
2008	Advanced techniques in orbital decompression and expansion.	American Academy of Ophthalmology Annual Meeting, Atlanta, GA
2008	Small Incision Lateral Canthoplasty.	American Society of Ophthalmic Plastic and Reconstructive Surgery Spring Meeting, Washington, DC
2008	Non-Surgical Management of Upper Eyelid Margin Asymmetry.	American Society of Ophthalmic Plastic and Reconstructive Surgery Spring Meeting, Washington, DC
2008	Sclerotherapy for Periorbital and Facial Veins	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Atlanta, GA
2009	Upper Eyelid Approach to Lower Blepharoplasty. American Academy of Cosmetic Surgery Annual Scientific Meeting Webster Award Lecture.	American Academy of Cosmetic Surgery Annual Scientific Meeting Phoenix, AZ
2009	Aesthetic Management of the Lateral Canthus and Eisler's Fat Pad	American Academy of Cosmetic Surgery Annual Scientific Meeting Phoenix, AZ
2009	Sclerotherapy of Periorbital and Facial Veins.	American Academy of Cosmetic Surgery Annual Scientific Meeting Phoenix, AZ
2009	Endoscopic removal of nasoglabellar dermoid cysts.	American Society of Ophthalmic Plastic and Reconstructive Surgery Spring Meeting, Laguna Beach, CA
2009	"En-Glove" lysis of the lower eyelid retractors with closed placement of Alloderm or dermis-	American Society of Ophthalmic Plastic and Reconstructive Surgery

	fat graft to address lower eyelid retraction.	Spring Meeting, Laguna Beach, CA
2009	Non-surgical management of eyelid malpositions.	Aesthetic Eyelid and Orbitofacial Surgery: Options and Finesse. UCLA, Los Angeles, CA
2009	Management Options in Acquired Nasolacrimal Duct Obstruction in the Presence of Deviated Nasal Septum.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, San Francisco, CA
2009	A Case of Charles Bonnet Syndrome Following Unilateral Eye Patch Placement in Eyelid Retraction Surgery.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, San Francisco, CA
2009	Custom Silicone Nasolabial Implants Placed through and Intranasal Approach.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, San Francisco, CA
2009	Placement of Silicone Midface/Cheek Implants During Rhytidectomy Surgery.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, San Francisco, CA
2010	Custom Silicone Nasolabial Implants Placed through and Intranasal Approach.	American Academy of Cosmetic Surgery Annual Meeting. Orlando, FL
2010	Placement of Silicone Midface/Cheek Implants During Rhytidectomy Surgery.	American Academy of Cosmetic Surgery Annual Meeting. Orlando, FL
2010	Hyaluronic Acid Gel Filler in the Aesthetic Practice.	Aesthetic Eyelid and Orbitofacial Surgery: Options and Finesse. UCLA, Los Angeles, CA
2010	Facial Implants Placed Via Small Incisions.	Aesthetic Eyelid and Orbitofacial Surgery: Options and Finesse. UCLA, Los Angeles, CA
2010	Use of Nasal Turbinate in Orbital Reconstruction Following Radical Exenteration.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	Electrocautery Sub-SMAS Dissection During Rhytidectomy.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2011	Blepharoplasty Complications: Minimally Invasive Options for Short and Long Term Management.	7th Annual Las Vegas Cosmetic Surgery International Symposium. Las Vegas, NV
2011	Superior Fornix Depth after Conjunctivo-Mullerectomy Surgery.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Orlando, FL
2011	Punctum-Sparing Canaliculotomy for the Treatment of Canaliculitis.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Orlando, FL
2011	Combined Dacryocystorhinostomy and	American Society of Ophthalmic

	Rhinoplasty.	Plastic and Reconstructive Surgery Annual Meeting, Orlando, FL
2012	Old School Approach: Periocular Skin Rejuvenation without Lasers.	American Academy of Ophthalmology Annual Meeting, Subspecialty Day Expert Panel. Chicago, IL
2012	Septoplasty during Dacryocystorhinostomy.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2012	Bilateral Lacrimal Gland Disease: From Docile to Deadly.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2012	Acute Orbital Syndrome in Herpes Zoster Ophthalmicus.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2013	Hyaluronic Acid Gel Injection for Multiple Eyelid Folds in Asian Eyelids.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2014	Conjunctiva Sparing Posterior Ptosis Surgery: A Novel Approach.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2016	A Novel Technique for Aesthetic Ptosis Repair	Vegas Cosmetic Surgery Meeting Las Vegas, NV
2016	Non-surgical Considerations for Addressing Peri-ocular Aesthetics	Vegas Cosmetic Surgery Meeting Las Vegas, NV
2017	Frontalis Muscle Contraction and the Role of Visual Deprivation and Lid Proprioception	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2017	Aesthetic Ptosis Correction	American Society of Ophthalmology Annual Meeting Sub-specialty Day Invited Lecture Chicago, IL
2018	The ”Tuck and Rise” Brow Lift	Vegas Cosmetic Surgery Meeting Las Vegas, NV
2018	The Role of Ocular Dominance in Frontalis Muscle Contraction	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2018	Conjunctival Changes Following Müller’s Muscle Conjunctival Resection	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2019	Endoscopic DCR Surgery	Illinois Eye and Ear Oculoplastic Surgery Symposium Park City, UT
2019	Endoscopic DCR Surgery	MD Anderson Oculoplastic Surgery Symposium

		Houston, TX
2019	Effects of Upper Eyelid Ptosis Repair on Lower Eyelid Position	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, San Francisco, CA
2020	Conjunctiva Sparing Posterior Ptosis in Pediatric Patients	American Society of Ophthalmic Plastic and Reconstructive Surgery Spring Meeting, Virtual
2020	Practice Management Session Moderator	American Society of Ophthalmic Plastic and Reconstructive Surgery Fall Meeting, Virtual
2021	Facial Rejuvenation Session Moderator	American Society of Ophthalmic Plastic and Reconstructive Surgery Spring Meeting, Virtual
2021	Visiting Professorship	SUNY Stoneybrook, Long Island, NY
Regional		
2005	Digital image processing of the human eyelids.	Combined Resident's Day, UW Madison and Medical College of Wisconsin. Madison, WI
2006	Expression of Jam-a in the murine eye.	Combined Resident's Day, UW Madison and Medical College of Wisconsin. Milwaukee, WI
2010	Approaching Periorbital Trauma	Otolaryngology Grand Rounds, UT Southwestern Medical Center, Dallas, TX
2010	Novel Aesthetic Midface Implants.	TOC Austin Facial Plastic Surgery Meeting. Austin, TX
2011	Management Options in Graves' Ophthalmopathy.	Endocrinology Fellow's Rounds, UT Southwestern Medical Center, Dallas, TX
2011	What's New in Oculoplastic Surgery.	American Society of Ophthalmic Registered Nurses (ASORN) 2011 Ophthalmic Update. Fort Worth, TX
2011	Minimally Invasive Options for Neuro-Orbital Disorders.	Carol F. Zimmerman Lectureship in Neuro-Ophthalmology. UT Southwestern Medical Center, Dallas, TX
2011	Getting To Know TED: An Overview of Thyroid Eye Disease.	14th Annual Ophthalmology Review for the Primary Care Physician. UT Southwestern Medical Center, Dallas, TX
2011	Management Strategies for the Eyelid/cheek Junction.	Otolaryngology Grand Rounds. UT Southwestern Medical Center. Dallas, TX.

2012	Your Eyes Are Like Pools: Approach to the Tearing Patient.	15th Annual Ophthalmology Review for the Primary Care Physician. UT Southwestern Medical Center, Dallas, TX
2012	Hyaluronic Acid Gel: The Reconstructive Surgeon's Magic Wand.	Austin Comprehensive Facial Reconstruction and Rejuvenation Conference. Austin, TX
2012	Blepharoplasty Complications: Minimally Invasive Options for Management.	Texas Ophthalmological Association Annual Meeting. Dallas, TX.
2013	Periorbital Infections: Pre- and Post-Septal Woes.	16th Annual Ophthalmology Review for the Primary Care Physician. UT Southwestern Medical Center, Dallas, TX
2013	Orbital Surgery Techniques: A Conceptual Geographic Approach.	Skull Base Surgery Bi-monthly Grand Rounds. UT Southwestern Medical Center. Dallas, TX.
2013	Novel Functional Uses of Hyaluronic Acid Gel Fillers.	Texas Ophthalmological Association Annual Meeting. San Antonio, TX.
2014	ABC's of Orbit Disease in Children.	17th Annual Ophthalmology Review for the Primary Care Physician. UT Southwestern Medical Center, Dallas, TX
2014	Minimally Invasive Orbit Surgery.	36th Annual Dallas Spring Ophthalmology Symposium, Texas Health Presbyterian. Dallas, TX
2015	Thyroid Eye Disease and New Techniques in Oculoplastic Surgery	Tyler Eye Update, Tyler, TX
2016	Toxins and Fillers	Texas Ophthalmology Association Dallas, TX
2016	Uses of Botulinum Toxin	Aesthetic Safe Injection Course, UT Southwestern Plastic Surgery, Dallas, TX
2019	Aesthetic Injection of Botulinum Toxin	Aesthetic Safe Injection Course, UT Southwestern Plastic Surgery, Dallas, TX
2020	Aesthetic Injectables Instructor	Aesthetic Safe Injection Course, UT Southwestern Plastic Surgery, Dallas, TX
2021	Aesthetic Injectables Instructor	Aesthetic Safe Injection Course, UT Southwestern Plastic Surgery, Dallas, TX
2021	Orbital Injections	PCP Ophthalmology Course, UT Southwestern Plastic Surgery, Dallas, TX

2021	Aesthetic Eyelid Exam	Dermatology Grand Rounds, UT Southwestern Plastic Surgery, Dallas, TX
2021	Thyroid Eye Disease Management in 2021	Endocrinology Grand Rounds, UT Southwestern Plastic Surgery, Dallas, TX

Technological and Other Scientific Innovations

Innovation
Patent, if any, pending or awarded /If described in print/on web, provide citation

Novel Surgical procedures:
1. Mancini, R., Taban, M., Lowinger, A., Nakra, T., Tsirbas, A., Douglas, R., Shorr, N., Goldberg, R. (2009) Use of Hyaluronic Acid Gel in the Management of Paralytic Lagophthalmos: The Hyaluronic Acid Gel Gold-Weight. *Ophthalmic Plastic and Reconstructive Surgery*, Jan/Feb; 25(1): 23-26. 2. Taban, M, Mancini R, Hwang C, Goldberg RA. (2010) "Upper Eyelid Approach to Lower Eyelid Blepharoplasty*" Plastic and Reconstructive Surgery*, Nov;126(5):1752-1755. 3. Khu J, Mancini R. (2012) "Punctum-Sparing Canaliculotomy for the Treatment of Canaliculitis." *Ophthalmic Plastic and Reconstructive Surgery*. Jan;28(1):63-5. (Corresponding Author) 4. Vrcek I, Hogan RN, Rosen J, Mancini R. (2016) Conjunctiva-Sparing Posterior Ptosis Surgery: A Novel Approach. *Ophthal Plast Reconstr Surg*. Sep-Oct;32(5):366-70. (Corresponding Author) 5. Armstrong BK, Sobti D, **Mancini R.** (2016) Partial Orbicularis Resection for the Augmentation of Traditional Internal Brow Pexy: The "Tuck and Rise". *Ophthal Plast Reconstr Surg.* Nov/Dec 2016;32(6):473-476. (Corresponding Author) 6. Scofield-Kaplan SM, Patel SY, **Mancini R.** (2019) Orbital Floor and Rim Reconstruction With a Titanium Orbital Implant and Acellular Dermis. *Ophthalmic Plast Reconstr Surg.* Jan/Feb;35(1):e19-e21. (Corresponding Author)

Service to the Community

Year(s)	Role	Organization or institution
May include a brief, one-sentence description of each role if needed (optional)		

2008 and 2009	Faculty Surgeon	CRISP(Children's Rehabilitation Institute and Surgical Program)

Volunteer medical missions to Guatemala to perform facial plastic reconstructive surgery on children with facial deformities.

Bibliography

Peer-Reviewed Publications

Original Research Articles

1.	Kovacs, D.M., Fausett, H.J., Page, K.J., Kim, T.-W., Moir, R.D., Merriam, D.E., Hollister, R.D., Hallmark, O.G., **Mancini, R.,** Felsenstein, K.M., Hyman, B.T., Tanzi, R.E., Wasco ,W. (1996) Alzheimer-associated presenilins 1 and 2: neuronal expression in brain and localization to intracellular membranes in mammalian cells. *Nature Medicine.* Feb;2(2):224-9.
2.	Kovacs, D.M., **Mancini, R.**, Henderson, J., Na, S.J., Schmidt, S.D., Kim, T.-W., Tanzi, R.E. (1999) Staurosporine-induced activation of caspase-3 is potentiated by presenilin 1 familial Alzheimer's disease mutations in human neuroglioma cells. *Journal of Neurochemistry*. Dec; 73(6):2278-85.
3.	Guedes, V., Schuman, J.S., Hertzmark, E., Wollstein, G., Correnti, A., **Mancini, R.**, Lederer, D., Voskanian, S., Velazquez, L., Pakter, H.M., Pedut-Kloizman, T., Fujimoto, J.G., Mattox, C. (2003) Optical coherence tomography measurement of macular and nerve fiber layer thickness in normal and glaucomatous human eyes. *Ophthalmology*. Jan;110(1):177-89.
4.	Chylack, L.T., Fu, L., **Mancini, R.,** Martin-Rehrmann, M.D., Saunders, A. J., Konopka, G., Tian, D., Hedley-Whyte E.T., Folkerth, R.D., Goldstein, L.E. (2004) Lens epithelium-derived growth factor (LEDGF/p75) expression in fetal and adult human brain. *Experimental Eye Research.* Dec;79(6):941-948.
5.	Chang, P.Y., Bjornstad, K.A., Rosen, C.J., McNamara, M.P., **Mancini, R.,** Goldstein, L.E., Chylack, L.T., Blakely, E.A. (2005) Iron ion-, proton-, and X-ray-effects on human lens cell differentiation. *Radiation Research.* Oct;164(4 pt 2):531-539.
6.	Goldberg, R., **Mancini, R.,** Demer, J. (2007) The transcaruncular approach: surgical anatomy and technique. *Arch Facial Plast Surg.* Nov-Dec;9(6):443-7.
7.	Tsirbas, A., Burt, B., **Mancini, R.,** Wormald, P.J. (2008) Endoscopic Surgery of the Orbital Apex. *Operative Techniques in Otolaryngology*, Sept;19(3): 167-171.
8.	Goldberg, R., **Mancini, R.,** Nakra, T., Shorr, N. (2008) A Stepladder Approach to Post-Blepharoplasty Lower Eyelid Retraction. *Saudi Journal of Ophthalmology,* Jan;22(1):13-21.
9.	**Mancini, R.,** Nakra, T., Goldberg, R., Shorr, N. (2008) The revision midface lift for post-blepharoplasty lower eyelid retraction: combined transconjunctival, sublabial, and temporal approach subperiosteal release. *American Journal of Cosmetic Surgery,* Dec; 25(4): 243-50. Corresponding Author
10.	Douglas, R.S., et al, (International Thyroid Eye Disease Society). (2009) Development of Criteria for Evaluating Clinical Response in Thyroid Eye Disease Using a Modified Delphi Technique. *Archives of Ophthalmology*, Sept; 127(9): 1155-60.
11.	Khadavy, N., **Mancini, R.,** Nakra, T., Tsirbas, A.C., Douglas, R.S., Goldberg, R.A., Duckwiler, G.R. (2009) Rare Dural Arteriovenous Fistula of the Lesser Sphenoid Wing Sinus. *Ophthalmic*

	Plastic and Reconstructive Surgery, Sept-Oct; 25(5): 404-6.
12.	Ralli, M., Taban, M., **Mancini, R.,** Goldberg, R. (2009) Orbital abscesses caused by Fusobacterium Necrophorum. *Ophthalmic Plastic and Reconstructive Surgery,* Jan-Feb; 25(1): 70-72.
13.	Taban, M., Nakra, T., **Mancini, R.,** Douglas, R., Goldberg, R. (2009) Orbital wall fracture repair using Seprafilm. *Ophthalmic Plastic and Reconstructive Surgery*, May-Jun;25(3):211-4.
14.	*Taban, ***Mancini, R.,** M., Nakra, T., Velez, F.G., Ela-Dalman, N., Tsirbas, A., Douglas, R.S., Goldberg, R. (2009) Non-surgical management of congenital eyelid malpositions using hyaluronic acid gel. *Ophthalmic Plastic and Reconstructive Surgery*, Jul/Aug; 25(4): 259-63. (Co-first Authors)
15.	**Mancini, R.,** Taban, M., Lowinger, A., Nakra, T., Tsirbas, A., Douglas, R., Shorr, N., Goldberg, R. (2009) Use of Hyaluronic Acid Gel in the Management of Paralytic Lagophthalmos: The Hyaluronic Acid Gel Gold-Weight. *Ophthalmic Plastic and Reconstructive Surgery*, Jan/Feb; 25(1): 23-26.
16.	Lee S, Taban M, **Mancini R**, Chong K, Goldberg RA, Douglas RS. (2010) "Endoscopic removal of nasoglabellar dermoid cysts" *Ophthalmic Plastic and Reconstructive Surgery*, Mar-Apr;26(2):136-139.
17.	Khadavi NM, Lew H, Goldberg RA, **Mancini R.** (2010) "A case of acute reversible Charles Bonnet syndrome following postsurgical unilateral eye patch placement" *Ophthalmic Plastic and Reconstructive Surgery*, Jul-Aug;26(4):302-304. (Corresponding Author)
18.	Taban, M, **Mancini R,** Hwang C, Goldberg RA. (2010) "Upper Eyelid Approach to Lower Eyelid Blepharoplasty" *Plastic and Reconstructive Surgery*, Nov;126(5):1752-1755.
19.	**Mancini R,** Khadavi NM, Goldberg RA. (2011) "Nonsurgical Management of Upper Eyelid Margin Asymmetry Using Hyaluronic Acid Gel Filler" *Ophthalmic Plastic and Reconstructive Surgery*, Jan-Feb;27(1):1-3. (Corresponding Author)
20.	Yoo L, Reed J, Shin A, Kung J, Gimzewski JK, Poukens V, Goldberg RA, **Mancini R**, Taban M, Moy R, Demer JL. (2011) "Characterization of Ocular Tissues Using Micro-Indentation and Hertzian Viscoelastic Models" *Investigative Ophthalmology Visual Science*, Jun 1;52(6):3475-82.
21.	Taban M, Jarullazada I, **Mancini R,** Hwang C, Goldberg RA. (2011) "Facial asymmetry and nasal septal deviation in acquired nasolacrimal duct obstruction." *Orbit,* 2011 Oct;30(5):226-9.
22.	Zhang-Nunes SX, Jarullazada I, **Mancini R.** (2012) "Late Central Visual Recovery After Traumatic Globe Displacement into the Maxillary Sinus" *Ophthalmic Plastic and Reconstructive Surgery,* Jan;28(1):e17-9. (Corresponding Author)
23.	Khu J, **Mancini R.** (2012) "Punctum-Sparing Canaliculotomy for the Treatment of Canaliculitis." *Ophthalmic Plastic and Reconstructive Surgery.* Jan;28(1):63-5. (Corresponding Author)
24.	Jakobiec FA, Kirzhner M, Tollett MM, **Mancini R,** Hogan RN. (2012) "Solitary epithelioid histiocytoma (reticulohistiocytoma) of the eyelid." *Arch Ophthalmol.* 2011 Nov;129(11):1502-4.
25.	Papageorgiou KI, **Mancini R,** Garneau HC, Chang SH, Jarullazada I, King A, Forster-Perlini E, Hwang C, Douglas R, Goldberg RA. (2012) "A three-dimensional construct of the aging eyebrow: the illusion of volume loss." *Aesthetic Surg J.* 2012 Jan 1;32(1):46-57.
26.	Papageorgiou KI, Hwang CJ, Chang SH, Jarullazada I, Chokron Garneau H, Ang MJ, King AJ, **Mancini R,** Douglas RS, Goldberg RA. (2012) "Thyroid-associated periorbitopathy: eyebrow fat and soft tissue expansion in patients with thyroid-associated orbitopathy" *Arch Ophthalmol.* Mar;130(3):319-28.
27.	McElhinny ER, Reich I, Burt B, **Mancini R,** Wladis EJ, Durairaj VD, Shinder R. (2013)

	Treatment of pseudoptosis secondary to aberrant regeneration of the facial nerve with botulinum toxin type A. *Ophthal Plast Reconstr Surg.* 2013 May-Jun;29(3):175-8.
28.	Finnerty KN, **Mancini R.** (2013) Vision loss after maxillary artery embolization secondary to compressive optic neuropathy. *Ophthal Plast Reconstr Surg*. 2013 Jul-Aug;29(4):e108-10. (Corresponding Author)
29.	Pfeiffer ML, Yin VT, Bell D, **Mancini R,** Esmaeli B. (2013) Sclerosing polycystic adenosis of the lacrimal gland. *Ophthalmology*. 2013 Apr;120(4):873-873.
30.	Crum AV, Morris H, Hogan RN, **Mancini R.** (2013) "Extramedullary Hematopoietic Lesion of the Orbit Presenting as a Ring Enhancing Lesion" *Ophthalmic Plastic and Reconstructive Surgery*. Jan;29(1):e8-e10. (Corresponding Author)
31.	**Mancini R.** (2013) Managing Eyelid Malpositions with Hyaluronic Acid Gel Injections. Innovative Advances in Aesthetic & Reconstructive Oculofacial Plastic Surgery. *International Ophthalmology Clinics.* Summer 53(3): 11-20. (Corresponding Author)
32.	Tang SX, Lim RP, Al-Dahmash S, Blaydon SM, Cho RI, Choe CH, Connor MA, Durairaj VD, Eckstein LA, Hayek B, Langer PD, Lelli GJ, **Mancini R,** Rabinovich A, Servat J, Shore JW, Sokol JA, Tsirbas A, Wladis EJ, Wu AY, Shields JA, Shields C, Shinder R. (2014) Bilateral lacrimal gland disease: clinical features of 97 cases. *Ophthalmology*. 2014 Oct;121(10):2040-6.
33.	Pao KY, **Mancini R.** (2014) Nonsurgical periocular rejuvenation: advanced cosmetic uses of neuromodulators and fillers. *Curr Opin Ophthalmol.* 2014 Sep;25(5):461-9. (Corresponding Author)
34.	**Mancini R.** (2014) Nonsurgical considerations for addressing periocular aesthetics: a conceptual dimensional approach. *JAMA Facial Plast Surg*. 2014 Dec 1;16(6):451-6. (Corresponding Author)
35.	Wojtowicz JC, Butovich IA, McMahon A, Hogan RN, Itani KM**, Mancini R,** Molai M, Linsenbardt E. (2014) Time-dependent degenerative transformations in the lipidome of chalazia. *Exp Eye Res.* 2014 Oct;127:261-9.
36.	Vrcek I, Hogan RN, **Mancini R.** (2014) Cutaneous squamous cell carcinoma of the eyelid masquerading as a chalazion. *Int Ophthalmol.* Feb;35(1):131-4. (Corresponding Author)
37.	Vrcek I, Starks V, **Mancini R,** Gilliland G. (2015) Use of an ultrasonic bone curette (Sonopet) in orbital and oculoplastic surgery. *Proc (Bayl Univ Med Cent)*. 2015 Jan;28(1):91-3.
38.	Vrcek I, Finnerty K, Ford P, Hogan RN, **Mancini R.** (2015) Relapsing acute lymphoblastic leukemia presenting with a rapidly enlarging and vision-threatening orbital mass. *Int Ophthalmol.* Apr;35(2):257-60. (Corresponding Author)
39.	Vrcek I, Hogan RN, Rosen J, **Mancini R.** (2016) Conjunctiva-Sparing Posterior Ptosis Surgery: A Novel Approach. *Ophthal Plast Reconstr Surg.* Sep-Oct;32(5):366-70. (Corresponding Author)
40.	Sobti D, Patel AB, **Mancini R.** (2016) The 90-Degree Rule in Posterior Ptosis Surgery. *Int Ophthalmol*. Apr;36(2):243-6. (Corresponding Author)
41.	Sobti D, Walk D, **Mancini R.** (2016) The J-Curve for Navigating the Nasolacrimal Outflow Tract. *Ophthal Plast Reconstr Surg*. 2016 Jan-Feb;32(1):58-60. (Corresponding Author)
42.	Tamboli, D, **Mancini, R.** (2016) Hyaluronic Acid Gel Injection for Multiple Eyelid Folds in Asian Patients: A Novel Approach *Ophthal Plast Reconstr Surg*. Jul-Aug;32(4):310-2. (Corresponding Author)
43.	Butovich IA, McMahon A, Wojtowicz JC, Lin F, **Mancini R,** Itani K. (2016) Dissecting lipid metabolism in meibomian glands of humans and mice: An integrative study reveals a network of metabolic reactions not duplicated in other tissues. *Biochim Biophys Acta*. 2016 Jun;1861(6):538-53.
44.	Kerr T, **Mancini R.** (2016) Shared buccal mucosal graft for simultaneous repair of severe

	upper and lower eyelid cicatricial entropion. *Orbit.* 2016 Feb;35(1):24-8. (Corresponding Author)
45.	Ramesh S, **Mancini R.** (2016) Dynamic Analysis of Müller's Muscle Response to Phenylephrine. *Ophthal Plast Reconstr Surg*. 2016 Jan-Feb;32(1):46-8. (Corresponding Author)
46.	Armstrong BK, Sobti D, **Mancini R.** (2016) Partial Orbicularis Resection for the Augmentation of Traditional Internal Brow Pexy: The "Tuck and Rise". *Ophthal Plast Reconstr Surg*. Nov/Dec;32(6):473-476. (Corresponding Author)
47.	Nakra T, Modjtahedi S, Vrcek I, **Mancini R**, Saulny S, Goldberg RA. (2016) The effect of upper eyelid blepharoplasty on eyelid and brow position. *Orbit.* 2016 Dec;35(6):324-327.
48.	Ramesh S, Sobti D, **Mancini R.** (2017) Eyelid Necrosis and Secondary Cicatrical Ectropion Secondary to Levamisole-Associated Vasculitis. *Ophthal Plast Reconstr Surg.* May/Jun;33(3S Suppl 1):S38-S40. (Corresponding Author)
49.	Jackson CM, Nguyen M, **Mancini R.** (2017) Use of Cyanoacrylate Glue Casting for Stabilization of Periocular Skin Grafts and Flaps. *Ophthal Plast Reconstr Surg.* May/Jun;33(3):218-220. (Corresponding Author)
50.	Soto JL, Vrcek I, Ozgur O, **Mancini R.** (2017) Evaluating the growth of eyelid lesions: comparison of clinical evaluation and a software-based model. *Int Ophthalmol* Dec;37(6):1257-1261. (Corresponding Author)
51.	Temnogorod J, Pointdujour-Lim R, **Mancini R,** Chang SH, Allen RC, Shinder R. (2017) Acute Orbital Syndrome in Herpes Zoster Ophthalmicus: Clinical Features of 7 Cases. *Ophthal Plast Reconstr Surg.* May/Jun;33(3):173-177.
52.	Vrcek I, **Mancini R.** (2017) Reply re: "Conjunctiva-Sparing Posterior Ptosis Surgery: A Novel Approach". *Ophthal Plast Reconstr Surg.* Mar/Apr;33(2):150-151. (Corresponding Author)
53.	Vrcek I, **Mancini R.** (2017) Re: "Diplopia and Symblepharon Following Mueller's Muscle Conjunctival Resection in Patients on Long-Term Multiple Antiglaucoma Medications". *Ophthal Plast Reconstr Surg.* Mar/Apr;33(2):151-152. (Corresponding Author)
54.	Shah M, Sun L, Elmann S, Vrcek I, **Mancini R,** Kim HJ, Carrasco J, Shinder R. (2017) Self-inflicted enucleations: Clinical features of seven cases. *Orbit.* Jun;36(3):154-158.
55.	**Mancini R.** (2017) Reply re: "Use of Cyanoacrylate Glue Casting for Stabilization of Periocular Skin Grafts and Flaps". *Ophthal Plast Reconstr Surg.* Jul/Aug;33(4):311. (Corresponding Author)
56.	**Mancini R,** Vrcek I. (2017) Reply re: "Conjunctiva-Sparing Posterior Ptosis Surgery: A Novel Approach". *Ophthal Plast Reconstr Surg.* Sep/Oct;33(5):392. (Corresponding Author)
57.	**Mancini R.** (2017) Reply re: "Conjunctiva-Sparing Posterior Ptosis Surgery: A Novel Approach". Ophthal Plast Reconstr Surg. Sep/Oct;33(5):392-393. (Corresponding Author)
58.	Beaulieu R, Andre K, **Mancini R.** (2018) Frontalis Muscle Contraction and the Role of Visual Deprivation and Eyelid Proprioception. *Ophthalmic Plast Reconstr Surg.* Nov/Dec;34(6):552-556. (Corresponding Author)
59.	Beaulieu RA, Tamboli DA, Armstrong BK, Hogan RN, **Mancini R.** (2018) Reversible Charles Bonnet Syndrome After Oculoplastic Procedures. *J Neuroophthalmol.* Sep;38(3):334-336. (Corresponding Author)
60.	Berros P, Armstrong BK, Foti P, **Mancini R.** (2018) Cosmetic Adolescent Filler: An Innovative Treatment of the "Selfie" Complex. *Ophthal Plast Reconstr Surg.* Jul/Aug 2018;34(4):366-368.
61.	Patel SY, Tamboli DA, **Mancini R.** (2018) Two-stage rapid exenteration reconstruction to allow early radiation therapy for an aggressive orbital cancer. *Int Ophthalmol.* Apr;38(2):833-836. (Corresponding Author)

62.	Adam CR, Shields CL, Gutman J, Kim HJ, Hayek B, Shore JW, Braunstein A, Levin F, Winn BJ, Vrcek I, **Mancini R,** Linden C, Choe C, Gonzalez M, Altschul D, Ortega-Gutierrez S, Paramasivam S, Fifi JT, Berenstein A, Durairaj V, Shinder R. (2018) Dilated Superior Ophthalmic Vein: Clinical and Radiographic Features of 113 Cases. *Ophthal Plast Reconstr Surg*. Jan/Feb;34(1):68-73.
63.	Scofield-Kaplan SM, Sobti D, Evers BM, Hogan RN, **Mancini R.** (2018) Unusual Location for a Periorbital Dermoid Cyst. *Ophthalmic Plast Reconstr Surg.* Nov/Dec;34(6):e208-e209. (Corresponding Author)
64.	Beaulieu R, **Mancini R.** (2018) Reply re: "Frontalis Muscle Contraction and the Role of Visual Deprivation and Eyelid Proprioception". *Ophthalmic Plast Reconstr Surg*. Sep/Oct;34(5):498. (Corresponding Author)
65.	Scofield-Kaplan SM, Patel SY, Mueller A, Ford WC, Evers BM, Hogan RN, **Mancini R**. (2019) Foreign-Body Granulomata Caused by Injected Permanent Filler Masquerading as Cutaneous Sarcoidosis. *Ophthalmic Plast Reconstr Surg.* May/Jun;35(3):e82-e84. (Corresponding Author)
66.	Scofield-Kaplan SM, Jackson C, Gurney T, McDonnell E, **Mancini R**. (2019) Predictive Value of Preoperative Periocular Skin Cancer Measurements for Final Mohs Defect Size. *Ophthalmic Plast Reconstr Surg.* Nov/Dec;35(6):604-608. (Corresponding Author)
67.	Wajda BN, **Mancini R,** Evers B, Nick Hogan R., Evers B, Nick Hogan R. (2019) A rare case of atypical pleomorphic adenoma arising from periocular ectopic lacrimal gland. *Int Ophthalmol.* Jul;39(7):1617-1619.
68.	Scofield-Kaplan SM, Patel SY, **Mancini R.** (2019) Orbital Floor and Rim Reconstruction With a Titanium Orbital Implant and Acellular Dermis. *Ophthalmic Plast Reconstr Surg.* Jan/Feb;35(1):e19-e21. (Corresponding Author)
69.	McDonnell EC, Patel SY, Scofield-Kaplan SM, Chaulk A, Stetler J, Starks V, **Mancini R.** (2020) The Mathematical Analysis of the Aesthetically Pleasing Eyelid. *Ophthalmic Plast Reconstr Surg* Mar/Apr 2020;36(2):182-184. (Corresponding Author)
70.	Mettu P, **Mancini R,** Friedman DI, Garrity JA. (2021) Trochleaectomy: An Effective Treatment of Trochlear Pain in Monocular Patients. *J Neuroophthalmol.* 41(2): 246-250.
71.	Young W, Scofield-Kaplan SM, Levy RE, Keenum Z, **Mancini R.** (2020) Change in Lower Eyelid Contour Following Ectropion Repair With Lateral Tarsal Strip. Ophthalmic Plast Reconstr Surg Nov/Dec;36(6):557-561. (Corresponding Author)
72.	Young W, Scofield-Kaplan SM, Levy RE, Rosado F, **Mancini R.** (2021) Conjunctival Lymphoma With Nasal Spread Through the Nasolacrimal Duct. Ophthalmic Plast Reconstr Surg Jan/Feb;37(1):e3-e5. (Corresponding Author)
73.	Mueller AJ, Scofield-Kaplan SM, Tenzel PA, Winward B, Clair BC, **Mancini R.** (2021) Endoscopic dacryocystorhinostomy as an option for symptomatic epiphora in isolated moncanalicular obstruction. *Orbit* Oct;40(5):419-422. (Corresponding Author)
74.	Tenzel P, **Mancini R.** (2021) Minimally invasive approach for managing upper eyelid retraction. *Int Ophthalmol Clin.* Apr 1;61(2):137-144. (Corresponding Author)
75.	**Mancini R.** (2021) Reply re: "Change in Lower Eyelid Contour Following Ectropion Repair With Lateral Tarsal Strip." *Ophthalmic Plast Reconstr Surg* May/June;37(3):297. (Corresponding Author)
76.	Mueller AJ, Scofield-Kaplan SM, Evers BM, Carr BC, **Mancini R.,** Hogan RN. (2021) Idiopathic optic perineuritis masquerading as recurrent optic neuritis. *J Neuroophthalmol.* Apr 26 (online ahead of print) doi: 10.1097/WNO.0000000000001219.

Reviews, Chapters, Monographs and Editorials

1.	Tanzi, R.E., Kim, T.-W. , Kovacs, D.M., Wasco, W., Moir, R.D., Pettingell, W., Henderson, J. **Mancini, R**. Alternative endoproteolysis of the presenilins and familial Alzheimer's disease. In: Presenilins and Alzheimer's disease. (Younkin, S.G., Tanzi, R.E. and Christen, Y., eds.), Springer-Verlag, New York, NY, 1998:19-26.
2.	Kovacs, D.M., **Mancini, R.,** Na, S., Kim, T.-W., Tanzi, R.E. Caspase cleavage of presenilin 1 is increased in apoptotic cells as a result of familial Alzheimer's disease mutations. In: Iqbal, K. et al. (eds) Alzheimer's disease: Biology, Diagnosis and Therapeutics. John Wiley & Sons Ltd., 1999:607-612.
3.	Taban M, Lee S, Hoenig J, **Mancini R,** Goldberg R, Douglas R. Postoperative Wound Modulation in Aesthetic Eyelid and Periorbital Surgery. In: Massry, G. et al. (eds) Master Techniques in Blepharoplasty and Periorbital Rejuvenation. Springer. 2011, 307-312.
4.	**Mancini R.** (2013) Buccal Mucous Membrane Graft. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
5.	**Mancini R.** (2013) Canthal Reconstruction. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
6.	**Mancini R.** (2013) Cantholysis. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
7.	**Mancini R.** (2013) Canthotomy. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
8.	**Mancini R.** (2013) Cheek Elevation, in Eyelid Repair. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
9.	**Mancini R.** (2013) Cutler-Beard Procedure. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
10.	**Mancini R.** (2013) Horizontal Eye Lid Shortening. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
11.	**Mancini R.** (2013) Hughes Procedure/Modified Hughes Procedure, in Eyelid Repair. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
12.	**Mancini R.** (2013) Rotational Flap for Eyelid Repair. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
13.	**Mancini R.** (2013) Semicircular Flap for Eyelid Repair. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
14.	**Mancini R.** (2013) Transposition Flaps, for Lateral Canthal Defects. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
15.	**Mancini R.** (2013) Hard Palate Graft. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
16.	**Mancini R.** (2013) Y-V-plasty for Blepharophimosis Syndrome. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-

	Verlag Berlin Heidelberg.
17.	**Mancini R.** (2013) Z-Plasties. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
18.	**Mancini R.** (2013) Reconstructive Surgery of Eyelid. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
19.	**Mancini R.** (2013) Mustarde Flap. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
20.	**Mancini R.** (2013) Tenzel flaps. In: Schmidt-Erfurth U. (Ed.) Encyclopedia of Ophthalmology: SpringerReference (www.springerreference.com). Springer-Verlag Berlin Heidelberg
21.	Sobti D, Itani K, Merritt J, **Mancini R.** (2015) Floppy Eyelid Syndrome and Obstructive Sleep Apnea. In: Wang, M. Ed. Eye Diseases Associated with Sleep Disorders.
22.	**Mancini R.** (2018) Eyelid Reconstruction. In: Thornton et al. (Eds) Facial Reconstruction After Mohs Surgery. Thieme New York.

Case Reports

1.	Khadavy, N., **Mancini, R.,** Nakra, T., Tsirbas, A.C., Douglas, R.S., Goldberg, R.A., Duckwiler, G.R. (2009) Rare Dural Arteriovenous Fistula of the Lesser Sphenoid Wing Sinus. *Ophthalmic Plastic and Reconstructive Surgery*, Sept-Oct; 25(5): 404-6.
2.	Khadavi NM, Lew H, Goldberg RA, **Mancini R.** (2010) "A case of acute reversible Charles Bonnet syndrome following postsurgical unilateral eye patch placement" *Ophthalmic Plastic and Reconstructive Surgery*, Jul-Aug;26(4):302-304. Corresponding Author
3.	Zhang-Nunes SX, Jarullazada I, **Mancini R.** (2012) "Late Central Visual Recovery After Traumatic Globe Displacement into the Maxillary Sinus" *Ophthalmic Plastic and Reconstructive Surgery,* Jan;28(1):e17-9. Corresponding Author
4.	Jakobiec FA, Kirzhner M, Tollett MM, **Mancini R,** Hogan RN. (2012) "Solitary epithelioid histiocytoma (reticulohistiocytoma) of the eyelid." *Arch Ophthalmol.* 2011 Nov;129(11):1502-4.
5.	Finnerty KN, **Mancini R.** (2013) Vision loss after maxillary artery embolization secondary to compressive optic neuropathy. *Ophthal Plast Reconstr Surg*. 2013 Jul-Aug;29(4):e108-10. Corresponding Author
6.	Pfeiffer ML, Yin VT, Bell D, **Mancini R,** Esmaeli B. (2013) Sclerosing polycystic adenosis of the lacrimal gland. *Ophthalmology*. 2013 Apr;120(4):873-873.
7.	Crum AV, Morris H, Hogan RN, **Mancini R.** (2013) "Extramedullary Hematopoietic Lesion of the Orbit Presenting as a Ring Enhancing Lesion" *Ophthalmic Plastic and Reconstructive Surgery*. Jan;29(1):e8-e10. Corresponding Author
8.	Vrcek I, Hogan RN, **Mancini R.** (2014) Cutaneous squamous cell carcinoma of the eyelid masquerading as a chalazion. *Int Ophthalmol.* 2014 Dec 6. [Epub ahead of print] Corresponding Author
9.	Vrcek I, Finnerty K, Ford P, Hogan RN, **Mancini R.** (2015) Relapsing acute lymphoblastic leukemia presenting with a rapidly enlarging and vision-threatening orbital mass. *Int Ophthalmol.* 2015 Jan 14. [Epub ahead of print] Corresponding Author

Posters presented at National and International Meetings

2003	Lens epithelium-derived growth factor (LEDGF) is expressed in neurons in the mammalian central nervous system.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2004	Differential expression of lens epithelial-derived growth factor (LEDGF) during neuroepithelial stem cell differentiation in the CNS.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2004	Effect of catheter tip selection and oil viscosity on the rate of silicone oil injection and extrusion.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2007	The relationship between diabetic patients' subjective estimates of average capillary blood glucose and objective measures including hemoglobin A1c.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2007	Non-surgical management of congenital eyelid malpositions using hyaluronic acid gel.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2007	The use of hyaluronic acid gel in the management of facial nerve palsy associated paralytic lagophthalmos: the hyaluronic acid goldweight.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2007	Intralesional injection of 5-fluorouracil in the management of primary and recurrent chalazia.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2007	Endonasal dacryocystorhinostomy in children under two years of age.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2008	Orbital Wall Fracture Repair Using Seprafilm	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Atlanta, GA
2008	Patient Satisfaction with Facial Procedures: A 10 Year Follow-up Survey	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Atlanta, GA
2009	Considerations of Herring's Law and the Non-surgical Management of Eyebrow and Upper Eyelid Asymmetry.	Asia Pacific Academy of Ophthalmology/American Academy of Ophthalmology (APAO/AAO) Joint Congress Meeting Lecture. Bali, Indonesia
2009	Herring's Law Effects on Brow Position in Cases of Asymmetric Blepharoptosis.	American Society of Ophthalmic Plastic and Reconstructive Surgery

		Annual Meeting, San Francisco, CA
2010	Facial Asymmetry in Acquired Nasolacrimal Duct Obstruction.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	A Three-Dimensional Construct of Eyebrow Fat Expansion in TAO: Establishing New Volumetric Insights on Brow Fat Involvement.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	A 3D Volumetric Analysis of Aging Related Eyebrow Changes.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	Nasal Tip Ptosis: The Use of Hyaluronic Acid Gel Filler.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	Herring's Law Effects on Brow Position in Cases of Asymmetric Blepharoptosis.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	Levator Plane Hyaluronic Acid Gel Injections for Temporary Treatment of Upper Eyelid Retraction.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2010	Automated Computerized Lid Contour Measurement.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2011	Acute Orbital Syndrome in Herpes Zoster Ophthalmicus.	American Academy of Ophthalmology, Annual Meeting, Orlando, FL
2011	Congenital Eyelid Eversion: Treatment Outcomes and Surgical Strategies.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Orlando, FL
2012	Treatment of Pseudoptosis Secondary to Aberrant Regeneration of the Facial Nerve with Botulinum Toxin Type A.	Association for Research in Vision and Ophthalmology (ARVO) Meeting. Ft. Lauderdale FL
2013	Graded Segmental Full-Thickness Eyelid Resection in the Treatment of Abnormal Eyelid Contour.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2013	Does Upper Blepharoplasty Change MRD 1?	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2013	Mathematical Relationship Between Margin Reflex Distance 1 (MRD1) and the Amount of Tissue Removed During Upper Blepharoplasty Surgery.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2014	Dynamic Analysis of Muller's Muscle Response to	American Academy of

	Phenylephrine.	Ophthalmology Annual Meeting, Chicago, IL
2014	Factors Associated with Compressive Optic Neuropathy in Graves Ophthalmopathy.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2014	Dynamic Analysis of Muller's Muscle Response to Phenylephrine.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2014	Normal Parameters of the Superior Ophthalmic Vein on Imaging Studies.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2014	The J Curve for Lacrimal Intubation.	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2015	Arnica and Bromelain for Blepharoplasty-associated Ecchymosis	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Las Vegas, NV
2015	Partial Orbicularis Resection for Augmentation of Traditional Internal Brow-Pexy: "The Tuck and Rise"	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Las Vegas, NV
2016	Geometry of the Blepharoplasty Incision	ARVO, Seattle, Washington
2017	Frontalis Muscle Contraction and the Role of Visual Deprivation and Lid Proprioception	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2017	Predictive value of pre-operative periocular skin cancer surface area assessment for final Mohs defect size	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, New Orleans, LA
2018	Histologic Analysis of Malar Festoons: Dermal Edema and Increased Lymphatic Channels and Caliber	American Society of Ophthalmic Plastic and Reconstructive Surgery Annual Meeting, Chicago, IL
2019	Changes in Lateral Canthal Angle and Inferior Ocular Surface Exposed following Lower Lid Ectropion Repair	American Society of Ophthalmic Plastic/Reconstructive Surgery Meeting, San Francisco,CA

Non-peer reviewed scientific or medical publications/materials in print or other media

1.	Ophthalmology Combines Best of Surgery and Medicine for Chief Resident. Froedtert Today Magazine. Invited commentary on the residency program in ophthalmology at the Medical College of Wisconsin. September 2006.
2.	The Evidence Gap: Fat's Future. Cosmetic Surgery Times. Invited commentary on the future of research in the field of cosmetic surgery with specific emphasis on current research in fat

	transfer surgery. March 2008.
3.	Protecting Eyelids From UV Damage. NBC National News Health Segment. Special segment discussing the risks of UV damage to the eyelids. Summer 2011.
4.	Considering the "Aesthetically Oriented Functional Patient" Guest Editorial in: Prime International Journal of Aesthetic Medicine. July/August 2013.

IRB Studies

STU 102015-045 Incidence of Ptosis Following Cataract Surgery and the associated Factors at Parkland Hospital and UT Southwestern Ambulatory Services

STU 102015-023 Cyanoacrylate Casting for Skin Graft Stabilization

STU 112014-027 A Comparison of Brow Position Following Open Brow Lift versus Endoscopic Brow Lift

STU 112015-052 Risk Factors for Worsening Thyroid Eye Disease After Initial Medical Management of Hyperthyroidism

STU 042016-015 Topical Antihistamines for Non-obstructive Epiphora

STU 122011-107 Relationship Between Immediate Post-operative Eyelid Position and Final Eyelid Position in Patients Undergoing Posterior Approach Ptosis Repair Surgery

STU 082010-274 A Study of Physical and Metabolic Abnormalities in Patients with Lipodystrophy and Dyslipidemias and Their Relatives

STU 032015-019 Partial resection of orbicularis for the enhancement of internal brow pexy

STU 112010-119 Superior Fornix Depth After Traditional vs. Conjuctive Sparing Muller's Muscle Resection Surgery

STU 012015-049 Mathematical Analysis of the Visually Pleasing Eyelid

STU 122013-019 The use of hyaluronic acid gel injections for tissue expansion in the periorbital eye region
STU 102015-046 Optic nerve sheath fenestration for advanced pseudotumor cerebri

STU 112010-037 A Conjunctiva Sparing Modification of Muller Muscle Conjunctiva Resection: A Novel Technique

STU 102015-049 Symblepharon formation after pterygium excision: Etiology and Management

STU 012015-068 Bruising in blepharoplasty: A retrospective analysis

STU 092014-107 Arnica and Bromelain for Bruising in Bleparoplasty

STU 092014-108 The Effect of Orbicularis Resection on Upper Blepharoplasty

STU 102014-095 Sternutatory Reflex During Periocular Injection: What factors are associated with this phenomenon

STU 112014-011 Growth Evaluation of Eyelid Lesions using ImageJ Growth Analysis for Early Detection of Eyelid Cancers

STU 032014-015 Full thickness eyelid excision for patients with poor eyelid contour after ptosis repair

STU 102012-029 Retrospective review to evaluate collaborative management and multi-disciplinary approach to skull base pathology at a Tertiary medical Center.

STU 042011-081 Correlation of Clinical Blepharoptosis Assessment and Upper Visual Field Loss

STU 112014-038 The Effect of PPARα and PPARγ Modulation on Thyroid-Associated Ophthalmopathy

STU 102014-069 Risk Factors Associated with Visual Outcomes in Idiopathic Intracranial Hypertension

STU 122013-083 Dynamic Analysis of Muller's Muscle Response to Phenylephrine

STU 092012-073 Comparison of complication rates using porous orbital implants versus solid silicone orbital implants after enucleation and evisceration

STU 032011-017 Retrospective Review of Temporal Artery Biopsies - Predictive Factors for Giant Cell Arteritis

STU 102014-099 Study of Geometry of the Blepharoplasty Incision

STU 022014-009 Hyaluronic acid gel injection for multiple eyelid creases in Asian eyelids

STU 122010-036 Differential Gene Expression in Upper Eyelid Skin: Defining a Target for Therapeutics

STU 122012-046 Use of Ultrasonic Bone Removal (Sonopet) in Oculoplastic Surgery (Orbital Decompression and Endoscopic DCR)

STU 012012-015 Risk factors associated with the development of optic neuropathy in thyroid-associated orbitopathy.

STU 012013-030 Normal Parameters of the Superior Ophthalmic Vein based on CT and MRI

STU 122012-045 Retrospective Review of Open Globe Injuries and incidence of Sympathetic Ophthalmia at Parkland Memorial Hospital

STU 112012-077 A Mathematical Approach to Blepharoplasty

STU 012012-053 Shared mucosal grafts for simultaneous repair of severe upper and lower eyelid cicatricial entropion.

STU-2019-1623 Incidence of Ptosis Following Cataract Surgery and the associated Factors at Aston Clinic

STU-2018-0130 Effects of Upper Eyelid Ptosis Repair on Lower Eyelid Position

STU 092017-078 Devising an Algorithm for Resection Amount in Conjunctiva Sparing Ptosis Surgery

STU-2020-1163 Facial asymmetry in congenital ptosis

STU-2019-1763 Orbital Vector Influence on Optic Nerve Sheath Fenestrations (ONSF) in Patients with Idiopathic Intracranial Hypertension (IIH)

STU-2019-1724 Outcomes of Conjunctiva-Sparing Internal Ptosis Surgery In Pediatric Patient Population

STU-2019-1343 Changes in Globe Position Following Lower Lid Blepharoplasty

STU-2019-1625 Retrospective Case Series: Changes in Globe Position Following Lower Lid Blepharoplasty

STU-2018-0165 Effect of Combined Procedures on Ptosis Surgery Post-Operative Outcomes

STU-2020-0999 Comparison of Brow Position after Levator Advancement Ptosis Surgery versus Muller's Muscle Conjunctival Resection

STU-2019-1496 Sutureless methods for conjunctiva-sparing mullerectomy

STU-2019-1550 Evaluate the efficacy of a training program for oculoplastics fellows learning to perform endoscopic dacryocystorhinostomy using a 3D printed model in a simulation lab.

STU 092017-033 Conjunctival Changes Following Muller's Muscle-Conjunctival Resection and the Effect on Tear Film